UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*


                     Pentech International Inc.
                         (Name of Issuer)


                    Common Stock, $.01 par value
                  (Title of Class of Securities


                            709635 10 6
                          (CUSIP Number)


                         Richard S. Kalin
                    Kalin & Associates, P.C.,
                   One Penn Plaza, Suite 1425,
             250 West 34th Street, New York, NY 10119
                          (212) 239-8900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         September 30, 1999
     (Date of Event which Requires Filing of this Statement)

     If the filing person had previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Page 1 of 5; There is no Exhibit Index.


                           SCHEDULE 13D


CUSIP No.   709635 10 6


1.   Name of Reporting Person:     Norman Melnick

2.   Check the Appropriate Box if a Member of a Group.

     (a)  [    ]
     (b)  [    ]

3.   SEC Use Only.

4.   Source of Funds:    PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).   [   ]

6.   Citizenship:   USA

     Number of Shares Beneficially Owned by Each Reporting Person
     With:

7.   Sole Voting Power:            886,728*

8.   Shared Voting Power:          363,300

9.   Sole Dispositive Power:       886,728*

10.  Shared Dispositive Power:     363,300

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,028*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares.   [    ]

13.  Percent of Class Represented by Amount in Row (11):    9.67%

14.  Type of reporting person:     IN


* Includes options to purchase 160,000 shares of Common Stock of the Issuer.

Item 1.   Security and Issuer.

     Common Stock, par value $.01 per shares (the"Shares") of Pentech International Inc., 195 Carter Drive, Edison, New Jersey
08817 (the "Company").


Item 2.   Identity and Background.

     (a)  Name:     Norman Melnick ("Mr. Melnick")

     (b)  Business address:   195 Carter Drive, Edison, NJ 08817

     (c)  Chairman and director of the Company.

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.: No.

     (e) Whether or not during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No.

     (f)  Citizenship:  USA.


Item 3.   Source and Amount of Funds or Other Consideration.

          Date           Activity         No. of Shares

          9/30/99        purchsed         5,000
          8/19/99        purchsed         5,000
          8/04/99        purchsed        10,000
          8/03/99        purchsed        10,000
          7/07/99        purchsed         3,000
          6/30/99        purchsed         2,100
          6/29/99        purchsed         9,900
          6/23/99        purchsed         9,900
          6/16/99        purchsed         3,000
          6/14/99        purchsed        14,700
          6/17/99        purchsed        10,000
          5/17/99        gifted         260,000

          Personal funds were used by Mr. Melnick in purchasing the Shares issued above.


Item 4.   Purpose of Transaction.

          The purpose of the above listed transactions was to make gifts and to purchase for investment.


Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number of Shares beneficially owned by the reporting person is 1,250,028 Shares* or 9.8% of the outstanding Shares of the Issuer.

     (b)  Sole power to vote:      866,728  Shares*
          Shared power to vote:    363,300  Shares
          Sole power to dispose:   866,728  Shares*
          Shared power to dispose: 363,300  Shares

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.   Material to be Filed as Exhibits.

          None.


* Includes options to purchase 160,000 shares of Common Stock of the Issuer.



                           SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 2, 2000                    By:s/Norman Melnick
                                           Norman Melnick